UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Ohio Valley Banc Corp.
(Name of Issuer)

          Common Shares, no par value
(Title of Class of Securities)

            677719106
(CUSIP Number)

David W. Thomas
Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, Ohio  45631
                             (740) 446-2631
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                         March 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 677719106	SCHEDULE 13D

1.	Names of Reporting Persons David W. Thomas I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 1,399
Shares Beneficially Owned By Each	8.	Shared Voting Power 3,164
Reporting Person With	9.	Sole Dispositive Power 1,399
	10.	Shared Dispositive Power 288,224
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,623
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 677719106	SCHEDULE 13D

1.	Names of Reporting Persons Ohio Valley Banc Corp. Employees’ Stock Ownership Plan I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ohio
Number of	7.	Sole Voting Power -0-
Shares Beneficially Owned By Each	8.	Shared Voting Power -0-
Reporting Person With	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 285,060
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) EP

Explanatory Note

This Schedule 13D replaces Amendment No. 1 to Schedule 13G filed jointly by The Ohio Valley Bank Company and the Ohio Valley Banc Corp. Employees’ Stock Ownership Plan and Trust (the "ESOP") due to the appointment of David W. Thomas, a director of Ohio Valley Banc Corp. ("OVBC"), as the Trustee of the ESOP in place of The Ohio Valley Bank Company.

Item 1.	Security and Issuer

Common shares, no par value Ohio Valley Banc Corp.
420 Third Avenue P.O. Box 240 Gallipolis, OH 45631
Item 2.	Identify and Background

David W. Thomas
420 Third Avenue
Gallipolis, OH 45631

Retired Chief Examiner of the Ohio Division of Financial Institutions

Citizen of the United States of America

During the 60 days prior to March 9, 2013, Mr. Thomas acquired 7 shares on January 4, 2013, at $18.73 per share through OVBC's dividend reinvestment plan, and 4 shares on March 6, 2013 at 18.79 per share.

Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust
420 Third Avenue
Gallipolis, OH 45631

Formed under the laws of the State of Ohio

Neither Mr. Thomas nor the ESOP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

During the 60 days prior to March 9, 2013, the ESOP acquired 5,032 shares on February 15, 2013, at $18.55 per share from the market.

Item 3.	Source and Amount of Funds or Other Consideration.
Mr. Thomas purchased his shares with his personal funds. The ESOP purchased allof its shares with money contributed to the ESOP by OVBC.
Item 4.	Purpose of Transaction Mr. Thomas acquired his shares for investment purposes. The ESOP acquired its shares as a form of compensation for employees of OVBC and its subsidiaries.
Item 5.	Interest in Securities of the Issuer David W. Thomas
	(a)	Amount Beneficially Owned:
289,623
	(b)	Percent of Class:
7.1%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,399

(ii) shared power to vote or to direct the vote: 3,164

(iii) sole power to dispose or to direct the disposition of: 1,399

(iv) shared power to dispose or to direct the disposition of: 288,224
Ohio Valley Banc Corp. Employees' Stock Ownership Plan
	(a)	Amount Beneficially Owned:
285,060
	(b)	Percent of Class:
7.0%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 280,028

At March 9, 2013, there were 285,060 common shares of Ohio Valley Banc Corp. owned by the Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust (the "Plan").  David W. Thomas became the trustee of the Plan effective March 9, 2013, in substitution for The Ohio Valley Bank Company.  Under the terms of the Plan and applicable law, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated.  With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion.  As of March 9, 2013, all 285,060 shares in the Plan were allocated to the accounts of plan participants.

The trustee has limited power to dispose of the Plan shares, as set forth in the Plan, such as in order to pay participants, to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan, or as may be required by law to fulfill the trustee's fiduciary duty.  The trustee is directed by the Plan to invest Plan assets primarily in shares of Ohio Valley Banc Corp.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer

             None

Item 7.                                Material to be Filed as Exhibits

             Exhibit A:  Agreement for Joint Filing of Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2013

/s/ David W. Thomas
David W. Thomas

OHIO VALLEY BANC CORP. EMPLOYEES' STOCK OWNERSHIP PLAN

By:           /s/ David W. Thomas
David W. Thomas
Trustee

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that the Schedule 13D being filed with the Securities and Exchange Commission t report their beneficial ownership of more than 5% of the common shares of Ohio Valley Banc Corp., an Ohio corporation, is hereby filed on behalf of each of the undersigned.

March 11, 2013                                                      /s/ David W. Thomas

OHIO VALLEY BANC CORP. EMPLOYEES' STOCK OWNERSHIP PLAN

March 11, 2013                                                      By:           /s/ David W. Thomas
David W. Thomas
Trustee